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                                                                  EXHIBIT (C)(1)

ANTHONY B. PETRELLI
Senior-Vice President
Investment Banking Services

December 15, 1997

The Board of Directors
Advanced Environmental Systems, Inc.
370 Seventeenth Street, Suite 2300
Denver, CO 80202

Gentlemen,

     You have requested our opinion with respect to the fairness, from a financial point of view, to the minority shareholders of common stock of Advanced Environmental Systems, Inc. (the "Company" or "AESI"), a New York corporation, of the transaction contemplated by the proposed Agreement and Plan of Merger dated December 15, 1997 ("Agreement"). The Agreement is between the Company, Philip Services Corp. ("Philip"), a corporation existing under the laws of Ontario, Canada and AES Acquisition Corp. ("AES Acquisition"), a New York Corporation and wholly owned subsidiary of Philip. The transaction contemplated is described below.

     The Agreement anticipates as promptly as practicable AES Acquisition to commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended) a tender offer for any and all of the outstanding shares of Common Stock, par value $0.0001 per share of the Company at a price of US$0.0059 per share, net to the seller in cash subject to certain conditions.

     In connection with our examination we have reviewed, among other things,
(i) the Agreement and Plan of Merger dated December 15, 1997; (ii) the Preliminary Schedule 14d-9 relating to the proposed transaction; (iii) the Company's Forms 10Q dated 3/31/94, 6/30/94, 9/30/94, 3/31/95, 6/30/95, 9/30/95,
3/31/96, 6/30/96, 9/30/96, 3/31/97, 6/30/97 and 9/30/97; (iv) the Company's
Forms 10-K dated 12/31/94, 12/31/95 and 12/31/96; (v) and various other documents provided by the Company.

     We have had discussions with management of the Company regarding the Company's business, operations and earnings. In addition we have reviewed the historical stock prices and trading volumes of the Company's common stock and have made such other financial studies and analyses and investigations as we deemed relevant.

     In rendering our opinion, we have relied on the accuracy and completeness of the information provided to us by the Company's management and available public information and have made no independent verification of any of the information reviewed by us for purposes of this opinion.

     Neidiger, Tucker, Bruner, Inc. as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distribution of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     Based on the foregoing and such other factors as we deem relevant, we are of the opinion that as of December 15, 1997, the date of the Acquisition Agreement, the proposed Acquisition is fair to the minority shareholders of Advanced Environmental Systems, Inc. from a financial point of view.

Very truly yours,

/s/  ANTHONY B. PETRELLI
Neidiger, Tucker, Bruner, Inc.